PROSPECTUS SUPPLEMENT                             Filed Pursuant to Rule 424(b)2
---------------------                       Registration Statement No. 333-49472
(To Prospectus dated November 17, 2000)

                                 379,376 Shares

                            MDU RESOURCES GROUP, INC.
                                  Common Stock
                           Par Value, $1.00 per share


         PLAN OF DISTRIBUTION. MDU Resources Group, Inc. is offering these shares, together with the attached preference share purchase rights, at an average purchase price of $26.359 per share, to Carlson Capital, L.P., acting on behalf of the following funds: Black Diamond Offshore Ltd., Double Black Diamond Offshore LDC, Black Diamond Energy Offshore LDC, Black Diamond Relative Value Offshore LDC, Black Diamond Capital I, Ltd. and Worldwide Transactions Ltd. The total purchase price for all of these shares is $10,000,000. Carlson Capital, L.P. must purchase all of the shares on behalf of the funds if any are purchased.

         MDU Resources Group, Inc. will receive $10,000,000 total proceeds from the sale of these shares minus its expenses relating to the sale which are estimated to be $8,250. These shares are listed on the New York Stock Exchange and the Pacific Exchange under the symbol MDU.

         The offering price of these shares was established with reference to prices of MDU Resources Group, Inc. common stock on the New York Stock Exchange for the period beginning December 20, 2001, and ending December 27, 2001, net of a discount of 2.5%. MDU Resources Group, Inc. will deliver these shares to the funds on or about the date of this Prospectus Supplement.

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         MDU Resources Group, Inc. has agreed to indemnify Carlson Capital, L.P.
and the funds against certain liabilities, including liabilities under the Securities Act of 1933.

         If the funds acquire these shares and resell them shortly before or after acquiring them, they may be considered to be an underwriter within the meaning of the Securities Act of 1933. MDU Resources Group, Inc. has no arrangement or understanding, formal or informal, relating to a distribution of these shares. Any resale of these shares by the funds would be solely at their election and would not be made on behalf of or at the request of MDU Resources Group, Inc. MDU Resources Group, Inc. does not have any specific knowledge of the intentions, if any, of Carlson Capital, L.P. or the funds to resell and distribute these shares.

         USE OF PROCEEDS. The net proceeds to MDU Resources Group, Inc. from the sale of these shares will be added to the general funds of MDU Resources Group, Inc. and may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the acquisition of businesses and/or business assets), and for other general corporate purposes.

         GENERAL. The mailing address and telephone number of the principal executive offices of MDU Resources Group, Inc. are: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, (701) 222-7900.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.



          The date of this Prospectus Supplement is December 31, 2001.